FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Burgum, Douglas J.	2. Issuer Name and Ticker or Trading Symbol Microsoft Corporation (MSFT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President
(Last) (First) (Middle) One Microsoft Way	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 21, 2003
(Street) Redmond, WA 98052-6399		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/21/03		S		11,900	D	$25.108
Common Stock	4/21/03		S		5,675	D	$25.111
Common Stock	4/21/03		S		500	D	$25.120
Common Stock	4/21/03		S		7,000	D	$25.128
Common Stock	4/21/03		S		10.800	D	$25.130
Common Stock	4/21/03		S		8,600	D	$25.140
Common Stock	4/21/03		S		6,545	D	$25.142
Common Stock	4/21/03		S		1,700	D	$25.151
Common Stock	4/21/03		S		18,000	D	$25.160
Common Stock	4/21/03		S		976	D	$25.165
Common Stock	4/21/03		S		7,624	D	$25.167
Common Stock	4/21/03		S		11,300	D	$25.168
Common Stock	4/21/03		S		7,018	D	$25.169
Common Stock	4/21/03		S		10,682	D	$25.170
Common Stock	4/21/03		S		5,400	D	$25.175
Common Stock	4/21/03		S		5,200	D	$25.180
Common Stock	4/21/03		S		8,100	D	$25.181
Common Stock	4/21/03		S		200	D	$25.185
Common Stock	4/21/03		S		22,912	D	$25.190
Common Stock	4/21/03		S		7,800	D	$25.192
Common Stock	4/21/03		S		100	D	$25.195
Common Stock	4/21/03		S		12,000	D	$25.197
Common Stock	4/21/03		S		80,960	D	$25.200
Common Stock	4/21/03		S		25,100	D	$25.201
Common Stock	4/21/03		S		1,200	D	$25.204
Common Stock	4/21/03		S		112	D	$25.205
Common Stock	4/21/03		S		600	D	$25.208
Common Stock	4/21/03		S		8,755	D	$25.210
Common Stock	4/21/03		S		8,590	D	$25.219
Common Stock	4/21/03		S		16,950	D	$25.220
Common Stock	4/21/03		S		800	D	$25.221
Common Stock	4/21/03		S		100	D	$25.230
Common Stock	4/21/03		S		220	D	$25.235
Common Stock	4/21/03		S		11,685	D	$25.239
Common Stock	4/21/03		S		39,083	D	$25.240
Common Stock	4/21/03		S		3,200	D	$25.253
Common Stock	4/21/03		S		2,400	D	$25.287
Common Stock	4/21/03		S		50	D	$25.320
Common Stock	4/21/03		S		12,288	D	$25.321
Common Stock	4/21/03		S		8,900	D	$25.322
Common Stock	4/21/03		S		1,680	D	$25.348
Common Stock	4/21/03		S		100	D	$25.355
Common Stock	4/21/03		S		8,400	D	$25.370
Common Stock	4/21/03		S		2,700	D	$25.378
Common Stock	4/21/03		S		75	D	$25.400
Common Stock	4/21/03		S		1,100	D	$25.408
Common Stock	4/21/03		S		7,500	D	$25.409
Common Stock	4/21/03		S		1,900	D	$25.412
Common Stock	4/21/03		S		200	D	$25.413
Common Stock	4/21/03		S		620	D	$25.425
Common Stock	4/21/03		S		450	D	$25.435
Common Stock	4/21/03		S		4,100	D	$25.436
Common Stock	4/21/03		S		17,588	D	$25.440
Common Stock	4/21/03		S		9,300	D	$25.444
Common Stock	4/21/03		S		10	D	$25.470
Common Stock	4/21/03		S		6,290	D	$25.474
Common Stock	4/21/03		S		3,160	D	$25.475
Common Stock	4/21/03		S		10,600	D	$25.480
Common Stock	4/21/03		S		1,710	D	$25.484
Common Stock	4/21/03		S		1,300	D	$25.485
Common Stock	4/21/03		S		4,500	D	$25.498
Common Stock	4/21/03		S		592	D	$25.528
Common Stock	4/21/03		S		15,300	D	$25.560
Common Stock	4/21/03		S		5,900	D	$25.210	1,982,512(1)	D
Common Stock								55,282(1)(2)	I	Joseph Ernest Burgum Trust
Common Stock								55,284(1)(2)	I	Jessamine Ada Burgum Trust
Common Stock								55,284(1)(2)	I	Thomas Alton Burgum Trust
Common Stock								59,632(1)(2)	I	By spouse
Common Stock								36.214(1)(2)	I	By son
Common Stock								5,326(3)	I	By 401(k)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Adjusted to reflect 2-for-1 stock split effective February 14, 2003
(2) Represents shares held by a member of reporting person's household. The reporting person disclaims beneficial ownership of these shares.
(3) 401(k) balance as of March 31, 2003. Adjusted to reflect 2-for-1 stock split effective February 14, 2003

By: /s/ Shauna L. Vernal, Attorney-in-Fact for Douglas J. Burgum **Signature of Reporting Person	April 22, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.